EXHIBIT 99.1

Precision Announces the Release of 2020 Corporate Responsibility Report

CALGARY, Alberta, Sept. 14, 2020 (GLOBE NEWSWIRE) -- Precision Drilling Corporation (“Precision” or the “Company”) (TSX:PD; NYSE:PDS) announced the release of its 2020 Corporate Responsibility Report, detailing the performance of Precision’s environmental, social and governance (ESG) initiatives. Through equipment and process standardization and scalable application of a robust digital technology portfolio, Precision’s operations deliver consistency, reliability and efficiency, which not only lowers costs for customers, but also enables the Company to minimize its environmental impact. The Company’s social and community involvement, and governance initiatives, have enhanced its corporate brand, minimized the potential impact of unforeseen business interruptions, and serve to enhance its ability to recruit and retain the highest quality personnel. This Corporate Responsibility Report will be a valuable tool for investors and stakeholders to review Precision’s material ESG initiatives, performance and opportunities.

Key highlights from Precision’s reported results include:

  Investing in our Super Series Rigs and Alpha technologies, where unique alignment exists among reducing operating costs, environmental footprint and GHG emissions.
  Awarded the Data Insights Optimization Award by Hitachi for increasing efficiencies and reducing environmental footprint.
  Participating in several “Green” partnerships including a geothermal technology project aimed at sustainable emission-free energy alternatives.
  Continuing our unwavering focus on the health and safety of our people and our stakeholders.
  Supporting an inclusive workplace which provides equal opportunity to all staff members.
  Maintaining a leading role supporting our communities and numerous charitable initiatives.
  Commitment to our robust governance practices throughout the organization.

A copy of the report can be accessed on Precision’s website at  www.precisiondrilling.com/corporate-responsibility/

About Precision
Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of Super Series drilling rigs supported by an industry leading technology platform that offers the most innovative drilling solutions to deliver efficient, predictable and repeatable results through service differentiation. Precision also offers well service rigs, camps and rental equipment and directional drilling services all backed by a comprehensive mix of technical support services and skilled, experienced personnel. Precision is headquartered in Calgary, Alberta, Canada. Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, CFA
Senior Vice President and Chief Financial Officer
713.435.6136

Dustin Honing, CPA
Manager, Investor Relations & Corporate Development
403.716.4515

Precision Drilling Corporation
800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com